1. Name and Address of Reporting Person
   Haffner, David S.
   No 1 Leggett Road
   Carthage, MO 64836
   USA
2. Issuer Name and Ticker or Trading Symbol
   Leggett & Platt, Incorporated (LEG)
3. IRS or Social Security Number of Reporting Person (Voluntary)
4. Statement for Month/Year
   2001
5. If Amendment, Date of Original (Month/Day/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director                   ( ) 10% Owner
   (X) Officer (give title below) ( ) Other (specify below)
   Executive Vice President
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

TABLE I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
+---------------------------------+----------+-------------+-----------------------------+----------------+-----------+------------+
|1. Title of Security             |2. Trans- |3. Trans-    |4. Securities Acquired (A)   |5. Amount of    |6. Owner-  |7. Nature   |
|                                 |   action |   action    |   or Disposed of (D)        |   Securities   |   ship    |   of In-   |
|                                 |   Date   |   Code      |                             |   Beneficially |   Form:   |   direct   |
|                                 |          |             |                             |   Owned at     |   Direct  |   Bene-    |
|                                 |  (Month/ |             |                             |   End of       |   (D) or  |   ficial   |
|                                 |   Day/   |             +-----------+------+----------+   Year         |   Indirect|   Owner-   |
|                                 |   Year)  |             |Amount     |A/D   |Price     |                |   (I)     |   ship     |
+---------------------------------+----------+-------------+-----------+------+----------+----------------+-----------+------------+
Common Stock                       12/31/2001 A             4824        A      $0.0000                     D
                                   <F1>                                        <F1>
Common Stock                       12/31/2001 A             1319        A      $0.0000                     D
                                   <F2>                                        <F2>
Common Stock                       12/31/2001 A             2908        A      $0.0000    570589           D
                                   <F3>                                        <F3>
Common Stock                       12/31/2001 A             350         A      $0.0000    14362            I           Held in Trust
                                   <F4>                                        <F4>                                    under
                                                                                                                       Issuer's
                                                                                                                       Retirement
                                                                                                                       Plan
Common Stock                                                                              12394            I           Custodian -
                                                                                                                       daughters
Common Stock                                                                              6197             I           Custodian -
                                                                                                                       son

TABLE II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
+-------------+--------+----------+---------+-----------+---------------------+----------------+----------+--------+-------+-------+
|1.           |2.      |3.        |4.       |5.         |6.                   |7.              |8.        |9.      |10.    |11.    |
|             |        |          |         |           |                     |                |          |Number  |Owner- |       |
|             |        |          |         |           |                     |                |          |of      |ship   |       |
|             |        |          |         |           |                     |                |          |Deriv-  |Form of|       |
|             |        |          |         |           |                     |Title and Amount|          |ative   |Deriv- |       |
|             |        |          |         |           |                     |of Underlying   |          |Secur-  |ative  |Nature |
|             |Conver- |          |         |Number of  |                     |Securities      |          |ities   |Secur- |of     |
|             |sion or |          |         |Derivative |Date Exercisable     +-------+--------+          |Benefi- |ity:   |In-    |
|             |Exercise|          |         |Securities |and Expiration Date  |       |Amount  |          |cially  |Direct |direct |
|             |Price of|Transac-  |Transac- |Acquired(A)|(Month/Day/Year)     |       |or      |          |Owned   |(D) or |Bene-  |
|Title of     |Deriv-  |tion Date |tion Code|Disposed(D)+----------+----------+       |Number  |Price of  |at End  |In-    |ficial |
|Derivative   |ative   |(Month/   |         +-----+-----+Date Exer-|Expira-   |       |of      |Derivative|of      |direct |Owner- |
|Security     |Security|Day/Year) |         |(A)  |(D)  |cisable   |tion Date |Title  |Shares  |Security  |Year    |(I)    |ship   |
+-------------+--------+----------+---------+-----+-----+----------+----------+-------+--------+----------+--------+-------+-------+
Stock Options  $0.01                                                03/31/2002 Common                      15000    D
(Right to buy)                                                                 Stock
Stock Options  $0.01                                                12/28/2010 Common                      21504    D
(Right to buy)                                                                 Stock
Stock Options  $0.01                                                12/05/2011 Common                      24020    D
(Right to buy)                                                                 Stock
Stock Options  $0.01                                                12/23/2012 Common                      29130    D
(Right to buy)                                                                 Stock
Stock Options  $0.25                                                06/30/2009 Common                      28692    D
(Right to buy)                                                                 Stock
Stock Options  $0.25                                                12/11/2009 Common                      34992    D
(Right to buy)                                                                 Stock
Stock Options  $3.09    12/15/2000 A         69395       01/01/2002 12/14/2015 Common  69395    $0.0000    69395    D
(Right to buy)          <F5>                                                   Stock
Stock Options  $3.85                                                03/22/2014 Common                      38182    D
(Right to buy)                                                                 Stock
Stock Options  $4                                                   12/12/2014 Common                      44036    D
(Right to buy)                                                                 Stock
Stock Options  $17.69   01/02/2001 A         40000       07/02/2002 01/03/2011 Common  40000    $0.0000    40000    D
(Right to buy)                                           <F6>                  Stock
Stock Options  $20                                                  04/11/2009 Common                      70100    D
(Right to buy)                                                                 Stock

Explanation of Responses:

<F1>
Stock Awards made to Reporting Person under Issuer's 1989 Flexible Stock Plan in transactions exempt under Rule 16b-3. Shares were awarded during fiscal year ending 12/31/01 at fair market values ranging from $17.00 to $24.23 per share. The information is presented as of 12/31/01.
<F2>
Acquisition of stock under Issuer's 1989 Discount Stock Plan in transactions exempt under Rule 16b-3. Shares were awarded during fiscal year ending 12/31/01 at values ranging from $16.44 to $19.55 per share. The information is presented as of 12/31/01.
<F3>
Acquisition of stock units under Issuer's 1989 Flexible Stock Plan (Executive Deferred Stock Program) exempt under Rule 16b-3. Units were granted during the fiscal year ended 12/31/01 at prices ranging from $17.69 to $21.99.
<F4>
Shares were acquired under Issuer's Restated Employee Stock Purchase/Stock Bonus Plan through reinvestment of dividends of common stock held in the Plan Trust for fiscal year ended 12/31/01 at prices ranging from $17.05 to $20.95 per share. The information is presented as of 12/31/01.
<F5>
These options were granted pursuant to the Issuer's Deferred Compensation Program based on elections made in 2000 to defer income becoming payable in 2001. The options are exempt under Rule 16b-3. Since the number of shares subject to option could not be determined until 2001 compensation levels were determined, these options did not become reportable until 2001.
<F6>
The option vests in three equal annual installments beginning July 2, 2002.

SIGNATURE OF REPORTING PERSON
/s/ David S. Haffner

DATE
02/13/2002